SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2016

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

For Immediate Release

Kenon Announces Issuance of $350 Million Senior Unsecured Notes Due 2026 by Kallpa Generación S.A., a Subsidiary of IC Power Pte. Ltd.

Singapore, May 25, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) announces that Kallpa Generación S.A. (“Kallpa”), a subsidiary of Kenon Holdings Ltd.’s wholly-owned subsidiary IC Power Pte. Ltd., has issued $350 million senior unsecured notes due 2026, which bear an interest rate of 4.875% and were issued at a price of 99.258% (the “Notes”).

The proceeds of the Notes are intended to be used to repay certain of Kallpa’s existing indebtedness. The remainder, if any, will be used for general corporate purposes.

This press release is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include a statement with respect to the expected use of proceeds of the Notes. This statement is based on current expectations or beliefs, and is subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statement. Such risks include the risk that the proceeds of the Notes may not be used as intended and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”). Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780;	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft GK Investor Relations kenon@gkir.com Tel: +1 617 318 3096

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 25, 2016	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer